UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

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SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 25)*

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Avalo Therapeutics, Inc.
(Name of Issuer)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
05338F108
(CUSIP Number)
Brian Kohn
c/o Armistice Capital, LLC
510 Madison Avenue
7th Floor
New York, NY 10022
Telephone Number: (212) 231-4930
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 8, 2022
(Date of Event Which Requires Filing of this Statement)

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If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 05338F108

1	NAMES OF REPORTING PERSONS Armistice Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,298,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,298,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,298,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, OO

CUSIP No. 05338F108

1	NAMES OF REPORTING PERSONS Steven Boyd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 34,370
	8	SHARED VOTING POWER 4,298,000
	9	SOLE DISPOSITIVE POWER 34,370
	10	SHARED DISPOSITIVE POWER 4,298,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,332,370
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

Amendment No. 25 to Schedule 13D
The following constitutes Amendment No. 25 to the Schedule 13D filed by the undersigned (“Amendment No. 25”). This Amendment No. 25 amends the Schedule 13D as specifically set forth herein.
All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.
Item 4. Purpose of Transaction
Item 4 of the Schedule 13D is supplemented and superseded, as the case may be, as follows:
On August 8, 2022, Steven Boyd and Keith Maher, MD, both of Armistice Capital, LLC, the investment manager to the Master Fund, notified the Board of Directors (the “Board”) of the Issuer that they have resigned from their positions on the Board.
Mr. Boyd and Dr. Maher were each a Board designee of the Master Fund. The Master Fund waived its rights as “original holder” under the Certificate of Designation of Preferences, Rights and Limitations of Series A Convertible Preferred Stock (the “Certificate of Designation”) to appoint (the “Appointment Right”) up to two (2) directors to the Board and replace such directors in certain circumstances. Pursuant to a waiver dated August 11, 2022 (the “Waiver”), the Master Fund irrevocably and permanently waived its Appointment Right.
The foregoing description of the Waiver does not purport to be complete and is qualified by reference to the full text of such Waiver, which is incorporated by reference as Exhibit A, and is incorporated herein by reference.
Item 5. Interest in Securities of the Issuer
Item 5 of the Schedule 13D is hereby amended and restated as follows:
The information in Item 4 is incorporated herein by reference.
(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. The shares of Common Stock reported to be beneficially owned by the Reporting Persons are based on 9,414,105 shares of Common Stock outstanding as of August 2, 2022, based on information in the Issuer’s Form 10-Q filed with the SEC on August 4, 2022. Of the 4,298,000 shares of Common Stock beneficially owned by the Reporting Persons that are directly held by the Master Fund, 333,333 of such shares of Common Stock are issuable upon exercise of warrants directly held by the Master Fund and beneficially owned by the Reporting Persons.
Armistice Capital is the investment manager of the Master Fund, and pursuant to an Investment Management Agreement, Armistice Capital exercises voting and investment power over the securities of the Issuer held by the Master Fund and thus may be deemed to beneficially own the securities of the Issuer held by the Master Fund. Mr. Boyd, as the managing member of Armistice Capital, may be deemed to beneficially own the securities of the Issuer held by the Master Fund. The Master Fund specifically disclaims beneficial ownership of the securities of the Issuer directly held by it by virtue of its inability to vote or dispose of such securities as a result of its Investment Management Agreement with Armistice Capital.
(c) The disclosure in Item 4 is incorporated herein by reference. There have been no transactions in the shares of Common Stock by the Reporting Persons within the past 60 days.
(d) The disclosure in Item 2 is incorporated herein by reference.
(e) Not applicable.
Item 7. Material to be Filed as Exhibits

Exhibit A:    Waiver, dated as of August 11, 2022 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on August 11, 2022).

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 11, 2022
(Date)

Armistice Capital, LLC

By:	/s/ Steven Boyd
Name: Steven Boyd
Title: Managing Member

Steven Boyd

/s/ Steven Boyd